Exhibit 1.2

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

Amendment To

SELECTED DEALER AGREEMENT

(Relating to Pennsylvania Subscribers whose Subscriptions are Held in Escrow)

Up to 785,000,000 shares of Common Stock

Ladies and Gentlemen:

Wells Investment Securities, Inc., as the dealer manager (“Dealer Manager”) for Wells Real Estate Investment Trust II, Inc. (the “Company”), a Maryland corporation, has previously entered into a Selected Dealer Agreement (the “Selected Dealer Agreement”) with you (the “Dealer”) enabling Dealer to participate in the distribution of shares of common stock (the “Shares”) of the Company subject to the terms in the Selected Dealer Agreement.

As disclosed in the Prospectus under “Plan of Distribution – Special Notice to Pennsylvania Investors,” the Company will not sell any shares to Pennsylvania investors unless it raises a minimum of $200 million in gross offering proceeds (including sales made to residents of other jurisdictions). If the Company has not reached this $200 million threshold within 120 days of the date that the Company first accepts a subscription payment from a Pennsylvania investor, the Company will notify Pennsylvania investors of their right to receive refunds. Amounts held in the Pennsylvania escrow account from Pennsylvania investors not requesting a refund will continue to be held for subsequent 120-day periods until the Company raises at least $200 million or until the end of the subsequent escrow periods.

The Dealer Manager and the Dealer now wish to amend the Selected Dealer Agreement in the manner set forth herein.

1.	General. Capitalized terms not otherwise defined herein shall have the meaning set forth in the Selected Dealer Agreement. Terms not otherwise modified herein shall be the same as in the Selected Dealer Agreement.

2.	Amendment of Section V. (Payment). The following sentence shall be added after the first sentence in Section V:

Notwithstanding the foregoing, however, until such time that the Company raises a minimum of $200 million in gross offering proceeds, the Dealer Manager will advance to the Dealer the compensation to which the Dealer would be entitled upon breaking the Pennsylvania escrow (such escrow being described in the Prospectus) with respect to subscriptions from Pennsylvania investors, and the Dealer Manager will not pay any additional compensation related to such transactions to the

Dealer when the funds are released from escrow; provided, however, that if, at any time, the funds from a Pennsylvania subscriber are returned to that subscriber as a result of such subscriber requesting a refund of funds at the end of an escrow period (as set forth in the Prospectus), then the Dealer will reimburse the Dealer Manager for all such advances.

THE DEALER MANAGER:

WELLS INVESTMENT SECURITIES, INC.

Attest:

By:	By:
Name:	Philip M. Taylor President
Title:

AGREED TO AND ACCEPTED BY THE DEALER:
(Dealer’s Firm Name)

By:
Signature
Title: